UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                               Dynex Capital, Inc.
- -----------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.01 per share
- -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   26817Q506
- -----------------------------------------------------------------------
                                 (CUSIP Number)


                                Arthur D. Lipson
                             Western Investment LLC
                     7050 South Union Park Center, Ste. 590
                               Midvale, UT 84047
- -----------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               March 22, 2010
- -----------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].









CUSIP No.  - 26817Q506


1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         WESTERN INVESTMENT LLC

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   [  ]
        (b)   [  ]

3       SEC USE ONLY

4       SOURCE OF FUNDS* (See Item 3)
         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
        OR 2(e)     [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE


NUMBER OF       7       SOLE VOTING POWER (See Item 5)
SHARES                   846,064 shares
BENEFICIALLY    8       SHARED VOTING POWER (See Item 5)
OWNED BY                 0 shares
EACH            9       SOLE DISPOSITIVE POWER
REPORTING                846,064 shares
PERSON         10       SHARED DISPOSITIVE POWER
WITH                     0 shares


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 846,064 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.9%

14      TYPE OF REPORTING PERSON*
        OO







1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         ARTHUR D. LIPSON

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   [  ]
        (b)   [  ]

3       SEC USE ONLY

4       SOURCE OF FUNDS* (See Item 3)
         OO,PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
        OR 2(e)     [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF       7       SOLE VOTING POWER (See Item 5)
SHARES                   871,064 shares
BENEFICIALLY    8       SHARED VOTING POWER (See Item 5)
OWNED BY                 0 shares
EACH            9       SOLE DISPOSITIVE POWER
REPORTING                871,064 shares
PERSON         10       SHARED DISPOSITIVE POWER
WITH                     0 shares


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 871,064 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.1%

14      TYPE OF REPORTING PERSON*
        IN









1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         WESTERN INVESTMENT HEDGED PARTNERS LP

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   [  ]
        (b)   [  ]

3       SEC USE ONLY

4       SOURCE OF FUNDS* (See Item 3)
         WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
        OR 2(e)     [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

NUMBER OF       7       SOLE VOTING POWER (See Item 5)
SHARES                   21,201 shares
BENEFICIALLY    8       SHARED VOTING POWER (See Item 5)
OWNED BY                 0 shares
EACH            9       SOLE DISPOSITIVE POWER
REPORTING                21,201 shares
PERSON         10       SHARED DISPOSITIVE POWER
WITH                     0 shares


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 21,201 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.1%

14      TYPE OF REPORTING PERSON*
        PN









1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         WESTERN INVESTMENT INSTITUTIONAL PARTNERS LLC

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   [  ]
        (b)   [  ]

3       SEC USE ONLY

4       SOURCE OF FUNDS* (See Item 3)
         WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
        OR 2(e)     [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

NUMBER OF       7       SOLE VOTING POWER (See Item 5)
SHARES                   819,313 shares
BENEFICIALLY    8       SHARED VOTING POWER (See Item 5)
OWNED BY                 0 shares
EACH            9       SOLE DISPOSITIVE POWER
REPORTING                819,313 shares
PERSON         10       SHARED DISPOSITIVE POWER
WITH                     0 shares


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 819,313 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.7%

14      TYPE OF REPORTING PERSON*
        OO









1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         WESTERN INVESTMENT TOTAL RETURN PARTNERS LP

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   [  ]
        (b)   [  ]

3       SEC USE ONLY

4       SOURCE OF FUNDS* (See Item 3)
         WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
        OR 2(e)     [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

NUMBER OF       7       SOLE VOTING POWER (See Item 5)
SHARES                   5,550 shares
BENEFICIALLY    8       SHARED VOTING POWER (See Item 5)
OWNED BY                 0 shares
EACH            9       SOLE DISPOSITIVE POWER
REPORTING                5,550 shares
PERSON         10       SHARED DISPOSITIVE POWER
WITH                     0 shares


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 5,550 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        less than 0.1%

14      TYPE OF REPORTING PERSON*
        PN










The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 704,063 Common Shares beneficially owned by WILLC (not including shares issuable upon conversion of Preferred Shares beneficially owned by WILLC) is approximately $4,915,671. The aggregate purchase price of the 142,001 Preferred Shares beneficially owned by WILLC is approximately $1,466,172. The Common Shares and Preferred Shares beneficially owned by WILLC were acquired with the investment funds of each of WIHP, WIIP and WITRP. The aggregate purchase price of the 25,000 Common Shares owned directly by Mr. Lipson is $141,500. The Common Shares owned directly by Mr. Lipson were acquired with his personal funds.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) is hereby amended and restated to read as follows:

(a) The aggregate percentage of Common Shares reported owned by each person named herein is based upon 14,182,912 Common Shares outstanding as of March 1, 2010, as reported in the Issuer's Form 10-K, filed with the Securities and Exchange Commission on March 8, 2010.

As of the close of business on March 23, 2010, WIHP, WIIP and WITRP beneficially owned 21,201, 819,313 and 5,550 Common Shares, respectively, representing approximately 0.1%, 5.7% and less than 0.1%, respectively, of the Common Shares outstanding. The Common Shares beneficially owned by WIIP include 142,001 Common Shares that are issuable upon the conversion of Preferred Shares owned by WIIP. WILLC beneficially owned 846,064 Common Shares, constituting approximately 5.9% of the Common Shares outstanding. Mr. Lipson beneficially owned 871,064 Common Shares, constituting approximately 6.1% of the Common Shares outstanding. The Common Shares beneficially owned by Mr. Lipson consist of the 846,064 Common Shares beneficially owned by WILLC and 25,000 Common Shares owned directly by him.

As the managing member of WIIP and general partner of each of WIHP and WITRP, WILLC may be deemed to beneficially own the 846,064 Common Shares beneficially owned in the aggregate by WIHP, WIIP and WITRP. As the managing member of WILLC, Mr. Lipson may be deemed to beneficially own the 846,064 Common Shares beneficially owned by WILLC, in addition to the 25,000 Common Shares owned directly by him.


Item 5(c) is hereby amended to add the following:

(c) Schedule A annexed hereto lists all transactions in the Common Shares and Preferred Shares since the filing of Amendment No. 1 to the Schedule 13D.
All of such transactions were effected in the open market.










                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 24, 2010		     WESTERN INVESTMENT LLC

                             By: /s/ Arthur D. Lipson, Managing Member


                             WESTERN INVESTMENT HEDGED PARTNERS LP
                             By: Western Investment LLC,
                                 its General Partner

                             By: /s/ Arthur D. Lipson, Managing Member


                             WESTERN INVESTMENT INSTITUTIONAL PARTNERS LLC
                             By: Western Investment LLC,
                                 its Managing Member

                             By: /s/ Arthur D. Lipson, Managing Member


                            WESTERN INVESTMENT TOTAL RETURN PARTNERS LP
                             By: Western Investment LLC,
                                 its General Partner

                             By: /s/ Arthur D. Lipson, Managing Member



                                  /s/ Arthur D. Lipson
                               ___________________________
                                    ARTHUR D. LIPSON









                                SCHEDULE A
        Transactions in the Shares Since the Filing of Amendment
                       No. 1 to the Schedule 13D.

COMMON STOCK
           Transaction Code     Quantity      Trade Date   Price
WIHP       Sell                   9,700        3/09/2010    $8.9979
           Sell                   7,400        3/10/2010    $8.9967
           Sell                  24,200        3/11/2010    $8.9972

WIIP       Sell                  12,139        3/12/2010    $8.9974
           Sell                     400        3/15/2010    $8.9974
           Sell                   2,760        3/16/2010    $8.9974
           Sell                   1,100        3/17/2010    $9.0156
           Sell                  13,300        3/18/2010    $9.0821
           Sell                   8,300        3/19/2010    $9.1030
           Sell                  89,248        3/22/2010    $9.2716
           Sell                  31,334        3/23/2010    $9.2833

WITRP      Sell                   2,478        3/09/2010    $8.9964
           Sell                   1,890        3/10/2010    $8.9947
           Sell                   6,319        3/11/2010    $8.9966